

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Thomas Olinger
Chief Financial Officer
Prologis, Inc.
Prologis, L.P.
Pier 1, Bay 1
San Francisco, CA 94111

      Re: Prologis, Inc. and Prologis, L.P.
           Form 10-K for the year ended December 31, 2018
           Filed February 13, 2019
           File No. 001-13545 and File No. 001-14245

Dear Mr. Olinger:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate and
                      Commodities

cc: Lori Palazzolo